Free Writing Prospectus

VanEck Merk Gold ETF

2026-07-22 Gold - Quarterly Webinar - July 2026

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Pursuant to 433/164

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Gold's Pullback and the Opportunities Ahead July 2026

Today's Speakers



Axel Merk

President, Merk Investments

- Founder of Merk Investments
- Expert on gold, macro trends and global markets
- Built firm into a ~$3B investment advisor
- BA (Economics), MSc (Computer Science)



Imaru Casanova

Portfolio Manager, VanEck

- Joined VanEck in 2011
- +20 years of gold industry experience
- Prior experience as a petroleum engineer
- MS (Mechanical Engineering)



David Schassler

Head of Multi-Asset Solutions, VanEck

- Joined VanEck in 2012
- Prior to VanEck, Director, Portfolio Manager at UBS
- BS (Business Economics) , MBA, Finance

VanEck.

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How did we get here? What about the miners? What's next? • Historic rally, sharp consolidation • Geopolitical conflict, rates, ETF flows • Margins remain historically attractive • Valuations still lag fundamentals • Demand support remains intact • Rebound potential after drawdown? Three Questions Driving the Gold Opportunity 3

Gold Price: 1-Year (Left) vs. 20-Year (Right) A Sharp Pullback After a Historic Rally Source: FactSet, VanEck. Data as of June 2026. Past performance is not indicative of future results. • Gold has seen close to a 25% drawdown from its January 2026 highs. • However, this consolidation comes following an impressive, historic rally in gold prices. 4 $3,000 $3,500 $4,000 $4,500 $5,000 $5,500 Gold Price ($/oz) – Last 1 Year $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 Gold Price ($/oz) – Last 20 Years

Total ETF Gold Holdings vs. Gold Price ETF Demand Has Returned, But Has Room to Build Source: VanEck, Bloomberg. Data as of June 2026. Past performance is not indicative of future results. • ETF gold holdings remain below prior cycle highs. • Renewed inflows could provide incremental support for gold prices. 5 $500 $5,000 15 35 55 75 95 115 135 Gold Price ($/oz, Log Scale) Total ETF Gold Holdings (Millions of Oz) Total ETF Gold Holdings (Millions of Oz) Gold Price ($/oz)

Central Bank Net Purchases/Sales Central Banks Continue to Anchor Gold Demand Source: World Gold Council, VanEck. Data as of June 2026. Past performance is not indicative of future results. • Central bank purchases remain a key source of structural demand. • 2026 estimates suggest official-sector buying remains resilient. 6 850 430 -800 -600 -400 -200 0 200 400 600 800 1,000 1,200 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Tonnes Net Sales Net Purchases 2026 Full-Year Estimate H1 2026 Estimate

Gold: Peak-to-Trough Declines of +20% Since 1970 Large Gold Drawdowns Are Rare, But Not Unprecedented Source: VanEck, Bloomberg. Data as of June 2026. Past performance is not indicative of future results. • Gold has experienced several drawdowns of more than 20% over the past 50+ years. • However, pullbacks of this magnitude occurring in less than a year have been relatively uncommon. (Notable case: the 2008 Global Financial Crisis or "GFC") 7 -70% -60% -50% -40% -30% -20% -10% 0% 0 7 14 21 28 35 42 49 56 63 70 77 84 91 98 105 112 119 126 133 140 147 154 161 168 175 182 189 196 203 210 217 224 231 238 245 252 259 266 273 % from peak Weeks from peak 1974–1976 1980–1982 1983–1985 1987–1993 1996–1999 2008 (GFC) 2011–2015 2020–2022 2026–Present Average (-20%)

12-Month Return After Major Drawdown Lows History Suggests Pullbacks Can Create Opportunity Source: VanEck, Bloomberg. Data as of June 2026. Past performance is not indicative of future results. • In all cases since major drawdowns have occurred, the 12-month return for gold following those periods has been positive. 8 +38% +38% +17% +19% +7% +53% +8% +22% Average +25% 0% 10% 20% 30% 40% 50% 60% 1974–1976 1980–1982 1983–1985 1987–1993 1996–1999 2008 (GFC) 2011–2015 2020–2022 12-mo Return from Trough

Miners Can Work Across Multiple Gold Scenarios

Scenario	Rising Gold	Rangebound Gold	Gold Pullback
Gold Price Environment	Gold continues higher from record levels	Gold consolidates near recent levels	Gold declines, but remains above levels implied by current valuation assumptions
Gold Equities Performance	Strong outperformance vs. gold via operating leverage	Outperformance still possible through valuation re-rating	Resilient performance, supported by cash flow
Valuations & Margins	Re-rating accelerates; record margins persist	Valuations adjust upward as spot prices are validated	Margins compress modestly but remain historically high
Investor Implication	Leveraged upside to a rising gold price	Gold equities work even without higher gold prices	Downside cushioned by conservative assumptions

Source: VanEck. Data as of December 2025. Scenarios are for illustrative purposes only. They do not represent forecasts or guarantees of future outcomes. Past performance is not indicative of future results.

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Gold Mining Industry – Historical All-In Sustaining Costs (AISC) vs. Average Gold Price Gold Miners Are Still Capturing Historically Strong Margins Source: Scotiabank. Data as of June 2026. Past performance is not indicative of future results. • Gold prices have risen far faster than mining costs. • Elevated margins may support cash flow, balance sheets, and shareholder returns. 10 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020 2025 All-In Sustaining Costs vs. Gold Price AISC Average Gold Price ($/oz)

Relative Price Ratio: Gold/Silver Miners vs. Gold Mining Equity Values Remain Disconnected From Gold Source: Bloomberg. Data as of June 2026. "Gold/Silver Miners" represented by the Philadelphia (PHLX) Gold/Silver Miners Index (TR). It is not possible to directly invest in an index. Index descriptions included at the end of this presentation. Past performance is not indicative of future results. • Miners continue to trade near multi- decade lows relative to gold. • Similar valuation gaps have historically preceded miner outperformance. 11 Average 0.96 0.0 0.5 1.0 1.5 2.0 2.5 Jun-86 Jun-87 Jun-88 Jun-89 Jun-90 Jun-91 Jun-92 Jun-93 Jun-94 Jun-95 Jun-96 Jun-97 Jun-98 Jun-99 Jun-00 Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19 Jun-20 Jun-21 Jun-22 Jun-23 Jun-24 Jun-25 Jun-26 Gold/Silver Miners vs. Gold (Ratio, Indexed at 1)

Gold Miners: 15-Year Valuation Multiples (Range vs. Average vs. Current) Valuations Remain Attractive Despite the Rally Source: FactSet, VanEck. Data as of June 2026. "Gold Miners" represented by the underlying constituents of the VanEck Gold Miners ETF (GDX). Enterprise-Value-to-EBITDA ("EV/EBITDA") measures a company's valuation relative to core operating profitability. Price-to-Cash Flow ("P/CF") measures a company's valuation relative to cash generation. Past performance is not indicative of future results. • Gold miner multiples remain below long-term averages. • Current valuations suggest the sector may not fully reflect stronger fundamentals. 12 0 2 4 6 8 10 12 14 16 18 20 EV/EBITDA P/CF Multiple (x) Range Average Current

Market Regimes: Simplified Every Economic Regime Rewards Different Assets Source: VanEck. Past performance is not indicative of future results. • Markets rotate through regimes — high growth, low growth, high inflation, and low inflation. Each environment favors a different mix of assets. • Most portfolios are built for one regime: growth and low inflation. That leaves them exposed when conditions shift. 13 Stocks Real Assets Bonds Gold Low Inflation High Inflation High Growth Low Growth

U.S. CPI (Inflation) – 1970 to Present Reminder: Inflation Often Comes in Waves Source: BLS. Data as of June 2026. "U.S. CPI" as measured by the U.S. Consumer Price Index, measures changes in consumer prices over time. Past performance is not indicative of future results. • The 1970s showed that inflation rarely moves in a straight line. It can fade, reaccelerate, and return in waves. 14 0 5 10 15 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76 79 82 85 88 91 94 97 100 103 106 109 Percentage (%) Months Since Start of Period Inflation, 1972:1-1981:1 (%) Inflation, 2019:8-2026:5 (%)

VanEck Real Assets ETF (RAAX): Current Allocation Real Assets Currently Favor a Meaningful Gold Allocation Source: VanEck. Data as of June 2026. Past performance is not indicative of future results. These are not recommendations to buy or sell any security. Allocations will vary. • RAAX currently maintains around a 22% exposure to gold. • Gold serves as a "capital preservation" sleeve, protecting from currency debasement and acting as a potential store of value. 15 Growth-Oriented Income-Producing Capital Preservation Commodities 20.9% Traditional Energy 5.6% Diversified Resources 3.2% Industrials 2.7% Nuclear 2.7% Materials 2.2% Infrastructure 23.8% MLPs 10.6% Utilities 3.5% REITs 3.2% Gold Bullion 18.8% Gold Equity 2.9%

VanEck's Gold Solutions 16 Physical Gold • Direct gold exposure with ability for physical delivery • Hedge against inflation and currency debasement risks • Optional delivery and proprietary coin/bar conversion process OUNZ¹ VanEck Merk Gold ETF Gold Miners (Active) • Leverage to rising gold prices through equities • Active management across full mining market spectrum • Experienced geology-driven team with deep field research INIVX VanEck International Investors Gold Fund Real Assets Allocation • Tactical exposure across gold and broader real assets • Diversification across commodities, infrastructure, and natural resources • 1099 tax reporting; no K-1 forms required RAAX VanEck Real Assets ETF ¹VanEck Merk Gold ETF ("OUNZ"): This material must be preceded or accompanied by a prospectus: (OUNZ: Prospectus). An investment in the VanEck Merk Gold ETF ("OUNZ," or the "Trust") is subject to significant risk and may not be suitable for all investors. OUNZ is not an investment company registered under the Investment Company Act of 1940 (the "1940 Act") and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act.

VanEck Merk Gold ETF (OUNZ) 17 VanEck Merk Gold ETF provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange-traded product with the option to take physical delivery of gold. Its primary objective is to give investors an opportunity to invest in gold through the shares and to take delivery of physical gold bullion in exchange for their shares. Secondarily, its objective is for the shares to reflect the performance of the price of gold, less operating expenses. Fund Details Fund Ticker OUNZ Inception Date 5/16/2014 Expense Ratio (%) 0.25 Net Assets $2.86 billion Exchange NYSE Arca Custodian JP Morgan Chase Bank Trustee Bank of New York Mellon Key Features • Allocated London Bars; option for physical delivery • Proprietary conversion into coins and smaller bars • Physical delivery not a taxable event Source: VanEck. Data as of June 2026. This content is not intended as tax advice. Investors should consult with a tax professional regarding their particular situation and jurisdiction. Please see the important disclosures at the end of this presentation.

VanEck International Investors Gold Fund (INIVX)

VanEck International Investors Gold Fund seeks long-term capital appreciation by investing in common stocks of gold-mining companies; income is a secondary consideration. An actively managed portfolio, with a nearly 60-year track record, that primarily invests in gold-mining equities.

Fund Details	
Fund Ticker	INIVX (A) / INIIX (I)
Inception Date	4/30/2010 / 10/2/2006
Gross Expense Ratio (%)	1.42 / 1.13
Net Expense Ratio (%)*	1.42 / 1.00
Max Sales Load (%)	5.75 / 0.00
Min. Investment	$1,000 / $1,000,000
Net Assets (all classes)	$1.58 billion
Benchmark	MVIS Global Gold Miners Index

*Expenses are capped contractually through 05/01/26 at 1.45% for Class A and 1.00% for Class I. Cap excludes acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses.

Key Features

- Concentrated all-cap portfolio across gold mining spectrum
- Macro-driven strategy with deep fundamental company research
- Experienced team with geology and engineering expertise

Source: VanEck. Data as of June 2026. This content is not intended as tax advice. Investors should consult with a tax professional regarding their particular situation and jurisdiction. Please see the important disclosures at the end of this presentation.

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VanEck Real Assets ETF (RAAX) 19 VanEck Real Assets ETF seeks long-term total return by maximizing real returns while seeking to reduce downside risk during sustained market declines, allocating primarily to exchange-traded products that provide exposure to real assets — commodities, real estate, natural resources, and infrastructure. The Fund uses a rules- based approach to determine when to allocate a portion of assets to cash and cash equivalents. Fund Details Fund Ticker RAAX Inception Date 4/9/2018 Gross Expense Ratio (%) 0.89 Net Expense Ratio (%)* 0.69 Net Assets $877 million Exchange NYSE Arca Benchmark Bloomberg Commodity Index Key Features • Exposure to key inflation-fighting assets • Adapts to a wide variety of inflationary regimes • Responds to changing risk environments *Expenses for RAAX are capped contractually at 0.55% until February 1, 2027. Cap excludes acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses. Source: VanEck. Data as of June 2026. This content is not intended as tax advice. Investors should consult with a tax professional regarding their particular situation and jurisdiction. Please see the important disclosures at the end of this presentation.

These indices do not reflect the performance of a fund. All indices listed are unmanaged indices and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in a fund. Certain indices may take into account withholding taxes. An index's performance is not illustrative of a fund's performance. Indices are not securities in which investments can be made. Bloomberg Commodity Index is a broadly diversified index that tracks the commodity markets through commodity futures contracts and is made up of exchange-traded futures on physical commodities, which are weighted to account for economic significance and market liquidity. MVIS (MarketVector) Global Gold Miners Index is a rules-based, float-adjusted index tracking the performance of globally listed companies primarily involved in gold (and to a lesser extent silver) mining. PHLX Gold/Silver Miners Index is a capitalization- weighted index measuring the performance of publicly traded companies primarily engaged in gold and silver mining. Index Descriptions 20

This material is for informational purposes only. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck. VanEck Merk Gold ETF ("OUNZ" or the "Trust") must be preceded or accompanied by the prospectus. Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at https://www.vaneck.com/us/en/etf/commodity/ounz/documents/ounz-prospectus.pdf/. Please read the prospectus carefully before you invest. Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves significant risk, and you could lose money on an investment in the Trust. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust. © 2026 Merk Investments LLC. © 2026 VanEck. All trademarks, service marks or registered trademarks are the property of their respective owners. Disclosures (OUNZ) 21

This is not an offer to buy or sell, or a recommendation to buy or sell any of the securities, financial instruments, or digital assets mentioned herein. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice, nor any call to action. Certain statements contained herein may constitute projections, forecasts, and other forward-looking statements. These do not reflect actual results, are for illustrative purposes only, are valid as of the date of this communication, and are subject to change without notice. Information from third-party sources is believed to be reliable but has not been independently verified for accuracy or completeness and cannot be guaranteed. VanEck does not guarantee the accuracy of third-party data. The information herein represents the opinion of the author(s), but not necessarily those of VanEck or its employees. Please note that the information herein represents the opinion of the author(s), but not necessarily those of VanEck or its employees, and this opinion may change at any time and from time to time. Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but not guaranteed. Not intended to be a forecast of future events, a guarantee of future results or investment advice. Historical performance is not indicative of future results. Current data may differ from data quoted. Any graphs shown herein are for illustrative purposes only. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck. Gold investments are subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. Investments in gold may decline in value due to developments specific to the gold industry. Foreign gold security investments involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, or political, economic or social instability. Gold investments are subject to risks associated with investments in U.S. and non-U.S. issuers, commodities and commodity-linked derivatives, commodities and commodity-linked derivatives tax, gold-mining industry, derivatives, emerging market securities, foreign currency transactions, foreign securities, other investment companies, management, market, non-diversification, operational, regulatory, small- and medium-capitalization companies and subsidiary risks. Diversification does not assure a profit or protect against loss. All investing is subject to risk, including the possible loss of the money you invest. As with any investment strategy, there is no guarantee that investment objectives will be met and investors may lose money. Diversification does not ensure a profit or protect against a loss in a declining market. Past performance is no guarantee of future performance. © Van Eck Associates Corporation 666 Third Avenue | New York, NY 10017 Disclosures (INIVX) 22

The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck. An investment in the Fund may be subject to risks which include, but are not limited to, risks related to investments in gold and silver mining companies, special risk considerations of investing in Canadian issuers, foreign securities, emerging market issuers, foreign currency, depositary receipts, small- and medium- capitalization companies, equity securities, market, operational, index tracking, authorized participant concentration, no guarantee of active trading market, trading issues, passive management, fund shares trading, premium/discount, liquidity of fund shares, high portfolio turnover, non-diversified and index-related concentration risks, all of which may adversely affect the Fund. Emerging market issuers and foreign securities may be subject to securities markets, political and economic, investment and repatriation restrictions, different rules and regulations, less publicly available financial information, foreign currency and exchange rates, operational and settlement, and corporate and securities laws risks. Small- and medium-capitalization companies may be subject to elevated risks. MarketVector Global Gold Miners Index is the exclusive property of MarketVector Indexes GmbH (a wholly owned subsidiary of VanEck), which has contracted with a third party calculation agent to maintain and calculate the Index. The agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards MarketVector Indexes GmbH, the agent has no obligation to point out errors in the Index to third parties. Index returns are not Fund returns and do not reflect any management fees or brokerage expenses. Certain indices may take into account withholding taxes. Investors can not invest directly in the Index. Returns for actual Fund investors may differ from what is shown because of differences in timing, the amount invested and fees and expenses. Index returns assume that dividends have been reinvested. Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of the Fund carefully before investing. To obtain a prospectus and summary prospectus, which contains this and other information, call 800.826.2333 or visit vaneck.com/etfs. Please read the prospectus and summary prospectus carefully before investing. This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. VanEck mutual funds and ETFs are distributed by Van Eck Securities Corporation, Distributor, a wholly owned subsidiary of Van Eck Associates Corporation. 666 Third Avenue | New York, NY 10017 Disclosures (GDX) 23

This material does not constitute an offer to sell or solicitation to buy any security, including shares of any fund. An offer or solicitation will be made only through the funds' prospectus or summary prospectus and will be subject to the terms and conditions contained therein. This material and the information provided herein are not directed at or intended for distribution to any person (or entity) who is a citizen or resident of (or located or established in) any jurisdiction where the distribution of these materials and/or the purchase or sale of interests of a fund would be contrary to applicable law or regulation or would subject a fund to any registration or licensing requirement in such jurisdiction. Persons who wish to review this material are required to inform themselves about and to observe any legal or regulatory restrictions which may affect their eligibility to make an investment in a fund. Professional advice should be sought in cases of doubt. Any projections, market outlooks or estimates in this material are forward-looking statements and are based upon certain assumptions that are solely the opinion of VanEck. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Further, any information regarding portfolio composition, portfolio composition methodology, investment process or limits, or valuation methods of evaluating companies and markets are intended as guidelines which may be modified or changed by VanEck at any time in its sole discretion without notice. Any projections, market outlooks or estimates in this material are forward-looking statements and are based upon certain assumptions that are solely the opinion of VanEck. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Further, any information regarding portfolio composition, portfolio composition methodology, investment process or limits, or valuation methods of evaluating companies and markets are intended as guidelines which may be modified or changed by VanEck at any time in its sole discretion without notice. Forecasts, estimates, and certain information contained herein are based upon proprietary research and the information contained in this material is not intended to be, nor should it be construed or used as investment, tax or legal advice. References to specific securities and their issuers or sectors are for illustrative purposes only and are not intended and should not be interpreted as recommendations to purchase or sell such securities or gain exposure to such sectors. The Funds may or may not own the securities or be exposed to the sectors referenced and, if such securities are owned or exposure maintained, no representation is being made that such securities will continue to be held or exposure maintained. Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but not guaranteed. An investment in the Fund may be subject to risks which include, among others, risks related to investing in real assets ETPs, which may subject the Fund to commodities, gold, natural resources companies, MLPs, real estate sector, infrastructure, ETP-related equity securities, small- and medium-capitalization companies, foreign securities, emerging market issuers, ETP-related foreign currency, credit, interest rate, call, concentration and derivative risks, all of which may adversely affect the Fund. The Fund may also be subject to fund of funds, affiliated fund, U.S. Treasury securities, subsidiary investment, commodity regulatory, subsidiary tax, liquidity, gap, cash transactions, high portfolio turnover, data, active management, operational, authorized participant concentration, no guarantee of active trading market, trading issues, market, fund shares trading, premium/discount risk and liquidity of fund shares risks. Foreign investments are subject to risks, which include changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, and changes in currency exchange rates which may negatively impact the Fund's returns. Small- and medium- capitalization companies may be subject to elevated risks. Investing involves substantial risk and high volatility, including possible loss of principal. Bonds and bond funds will decrease in value as interest rates rise. An investor should consider the investment objective, risks, charges and expenses of the Fund carefully before investing. To obtain a prospectus and summary prospectus, which contains this and other information, call 800.826.2333 or visit vaneck.com/etfs. Please read the prospectus and summary prospectus carefully before investing. Van Eck Securities Corporation, Distributor, a wholly-owned subsidiary of Van Eck Associates Corporation, 666 Third Avenue, New York, NY 10017 Disclosures (RAAX) 24

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